UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its Annual Meeting of Shareholders for the year ended June 30, 2022 on October 18, 2022 at its executive office at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China. The quorum was not met at the initial meeting therefore the meeting was adjourned and was reconvened to be held on October 25, 2022.

At the reconvened meeting, the quorum was not met at 9 A.M., the scheduled meeting time, and the meeting was therefore adjourned for half an hour and reconvened at 9:30 A.M. in accordance with the Registrant’s Memorandum and Articles of Associations. At 9:30 A.M., a total of 28,160,713 votes of the Registrant’s votes were present in person or by proxy, representing 49.05% of the voting power of the Class A common shares and Class B common shares entitled to vote at the Annual Meeting (voting together as a single class) and constituting a quorum for the transaction of business in a reconvened meeting according to the Registrant’s Memorandum and Articles of Associations, which requires a quorum of one-third of the voting power to be present at a reconvened meeting. Each Class A common share is entitled to one vote, and each Class B common share is entitled to three votes. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1: Election of Directors

To elect five members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified. Silong Chen, Yunhao Chen, Qingshen Liu, Zhiqiang Shao and Changqing Shi received a plurality of the properly cast votes and were thereby elected to be the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Abstain/Withheld
Nominee	Votes	Percentage	Votes	Percentage
Silong Chen	28,063,704	48.88%	8,343	0.01%
Yunhao Chen	28,063,753	48.88%	8,294	0.01%
Qingshen Liu	27,761,226	48.35%	401,342	0.70%
Zhiqiang Shao	27,643,438	48.15%	429,130	0.75%
Changqing Shi	27,733,415	48.31%	429,153	0.75%

PROPOSAL 2: Ratification of Appointment of Independent Auditor

To ratify the appointment of Audit Alliance LLP as the Registrant’s independent registered public accountant for the fiscal year ending June 30, 2022. The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
27,147,638	49.03%	13,165	0.02%	1,765	0.00%

PROPOSAL 3: Amendment to the Memorandum and Articles of Association to Provide that the Class B Shares Shall be Entitled to Ten (10) Votes Per Share

To approve an amendment to the Memorandum and Articles of Association to provide that the Class B Shares shall be entitled to ten (10) votes per share. A majority of each class of the common shares voted in favor of the proposal. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
27,685,700	48.22%	474,103	0.83%	2,765	0.00%

PROPOSAL 4: Amendment to the Memorandum and Articles of Association to Increase the Authorized Class B Shares by 10,000,000 Shares

To approve a change to the maximum number of shares that the Company is authorized to issue from 100,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 9,069,000 Class B Shares to 110,000,000 made up of two classes with a par value of US$0.002 each, being 90,931,000 Class A Shares and 19,069,000 Class B Shares. A majority of each class of the common shares voted in favor of the proposal. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
27,689,222	48.23%	474,553	0.83%	2,765	0.00%

PROPOSAL 5: Approval of the Amended and Restated Memorandum and Articles of Association

To approve the Amended and Restated Memorandum and Articles of Association of the Company. A majority of each class of the common shares voted in favor of the proposal. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
27,688,870	48.23%	470,174	0.82%	2,722	0.00%

PROPOSAL 6: Transaction of Any Other Business Properly Coming before the Meeting

For		Against		Abstain/Withheld
Votes	Percentage	Votes	Percentage	Votes	Percentage
27,702,616	48.25%	471,074	0.82%	2,722	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: October 28, 2022	By:	/s/ Yunhao Chen
	Name:	Yunhao Chen
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer